11020526

TATES
ANGE COMMISSION
D.C. 20549

SEC Mail Processing Section
JUN 29 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Greif (213) 346-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) CA (State) 90404 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 6/28/11

Signature

PRESIDENT & CEO

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

To the Board of Directors
Greif & Co.
633 West Fifth Street, 65th Floor
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Greif & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Greif & Co.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in the QuickBooks general ledger and agreed the records to check stubs and bank statements noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. We were to compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers and noted that there were no such adjustments.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

5. We were to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted that there were no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

February 18, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044862 FINRA DEC
GREIF & CO 20*20
633 W 5TH ST 65TH FL
LOS ANGELES CA 90071-2005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,380

B. Less payment made with SIPC-6 filed (exclude interest) (257)
7/21/10
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,123

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,123

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,123

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREIF & CO.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 19 day of FEBRUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,151,999

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____________________ —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions

2d. SIPC Net Operating Revenues $ 2,151,999

2e. General Assessment @ .0025 $ 5,380

(to page 1, line 2.A.)

SIPC-6 (33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (33-REV 6/10)

For the first half of the fiscal year ending JUNE 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044862 FINRA DEC
GREIF & CO 16*16
633 W 5TH ST 65TH FL
LOS ANGELES CA 90071-2005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAN ROOD 213-439-9655

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 257 —

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (—)

2. Assessment balance due 257 —

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

C. Total assessment and interest due $ 257 —

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 257 —

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREIF & CO.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21 day of JUNE, 2010.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

CALIFORNIA JURAT

STATE OF CALIFORNIA)
) ss.
COUNTY OF LOS ANGELES)

Subscribed and sworn to (or affirmed) before me on this 28th day of JUNE, 2011, by LLOYD GRIEF, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CARMEN BOROUMI
Commission # 1931516
Notary Public - California
Los Angeles County
My Comm. Expires Apr 4, 2015

CARMEN BOROUMI, Notary Public
COMMISSION EXPIRES: April 4, 2015

(seal)